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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                            Ostex International, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    68859Q101
                             ---------------------
                                 (CUSIP Number)

  Mary M. McDonald                                      Merck & Co., Inc.
Senior Vice President                       One Merck Drive, Whitehouse Station,
and General Counsel                                      NJ 08889-0100
- --------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Item 4. Purpose of the Transaction.

        Item 4 is hereby amended to add the following information:

             Merck acquired its investment in Ostex Common Stock as part of a strategy to assist Ostex in its efforts to develop and commercialize its product. Merck believes that these goals have been accomplished. Consequently, Merck has determined to review its investment in Ostex Common Stock and may at any time determine to sell some or all of its shares of Ostex Common Stock, depending upon various factors including, but not limited to, the price of Ostex Common Stock, subsequent developments affecting Ostex's business and prospects, other opportunities available to Merck, general stock market and economic conditions, and other factors Merck deems relevant.

             Merck has no current plans or proposals which relate to, or would result in, any changes specified in clauses (a) through (j) of Item 4 of
Schedule 13D.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 6, 1996

                                            MERCK & CO., INC.



                                            By: /s/ Celia A. Colbert
                                                --------------------------------
                                                Name:  Celia A. Colbert
                                                Title: Secretary